EXHIBIT 99.D.1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Selected Hungarian Economic Indicators

The following tables set out certain macroeconomic statistics regarding the Republic for the periods indicated:

Selected Macroeconomic Statistics(1)

	December 31,
	2006	2007	2008	2009	2010(1)

Economic Data(2)
Nominal GDP (HUF billions)	23,730.0	25,321.5	26,753.9	26,054.3	27,119.8
Real GDP (growth in %)	3.6	0.8	0.8	(6.7)	1.2
Per Capita GDP (HUF millions)(3)	2.4	2.5	2.7	2.6	2.7
Real exports (growth in %)	18.6	16.2	5.7	(9.6)	14.1
Real imports (growth in %)	14.8	13.3	5.8	(14.6)	12.0
Rate of unemployment (as of the period end(%))	7.5	7.7	8.0	10.5	10.8
Consumer prices (growth in %)	3.9	8.0	6.1	4.2	4.9
Producer prices (growth in %)	6.5	0.2	5.3	4.9	4.5
State Budget; Public and External Debt(4)
State budget surplus (HUF billions)(5)	(2,199.0)	(1,361.4)	(893.7)	(992.6)	(869.8)
as a % of GDP	(9.3)	(5.4)	(3.3)	(3.8)	(3.2)
Total revenues (HUF billions)(5)	10,484.4	11,636.9	12,572.7	12,096.7	13,174.0
as a % of GDP	44.2	46.0	47.0	46.4	48.6
Public debt (HUF billions), unconsolidated	14,705.7	15,585.5	18,103.9	18,964.9	20,041.0
as a % of GDP	62.0	61.6	67.7	72.8	73.9
External public debt (HUF billions)	4,124.4	4,472.6	6,774.8	8,468.5	8,842.8
as a % of GDP	17.4	17.7	25.3	32.5	32.6
Balance of Payments Data(6)
Current Account (EUR billions)	(6.8)	(7.0)	(7.8)	(0.4)	n/a
as a % of GDP	(7.6)	(6.9)	(7.4)	(0.5)	n/a
Exports (EUR billions)(7)	69.2	80.9	86.6	71.7	n/a
Imports (EUR billions)(7)	70.5	80.0	86.2	66.9	n/a
NBH’s foreign exchange reserves (EUR billions)	16.4	16.4	24.0	30.7	33.7

Sources: Hungarian Central Statistical Office (“CSO”), National Bank of Hungary (“NBH”), Ministry for National Economy (“MNE”)

Notes:

(1)	Preliminary data.

(2)	Derived from data published by the CSO.

(3)	Calculated according to population as of the beginning of the corresponding period.

(4)	Derived from the government budget as published by the Ministry for National Economy.

(5)	Non-consolidated data excluding local governments.

(6)	Derived from data published by the NBH.

(7)	Including goods and services.

General Recent Developments

On December 30, 2010, the annual budget for the Republic (the “Budget”), as set forth in Act CLXIX of 2010 (a Magyar Köztársaság 2011. évi költségvetéséröl szóló 2010. évi CLXIX. törvény) was published in the Official Gazette (Magyar Közlöny). The Budget includes temporary measures aimed at narrowing the budget deficit to under 3% of GDP, which is in line with the Maastrict criteria. The deficit target for 2011 is 2.9% of GDP, which includes an expected HUF 529 billion one-off item from the transfer of assets from the private pillar to the state pillar as part of Hungary’s pension reform. Since one-off revenues related to the pension reform, the surtax on financial institutions adopted on July 22, 2010 and the surtax on the retail, telecommunications and energy sectors have been larger than planned as of the date of this Prospectus Supplement, the Government projects that the budget surplus for 2011 may exceed 4% due to one-off items; moreover, the Government expects that the Republic will reach the deficit target without the extra one-off items.

On January 31, 2011, the Executive Board of the International Monetary Fund (the “IMF”) concluded the Article IV consultation and Proposal for Post-Program Monitoring with the Republic. The IMF commended the ongoing recovery of the Hungarian economy and welcomed the improvement in capital and liquidity financial indicators. The IMF noted that the main challenge will be to establish a sustainable fiscal stance over the medium term and pointed toward a need for durable expenditure rationalization in the near term, notably better targeting of social benefits and restructuring of state-owned transportation companies. Hungary will begin repaying the loans received in 2008 from IMF in the first quarter of 2012 and is scheduled to complete repayment in the third quarter of 2014.

On March 11, 2011, the Government presented to Parliament its draft of a new Constitution for the Republic. As proposed, the new Constitution, among other things, prescribes a debt cap that would prohibit (save for certain exceptional circumstances) the Republic from issuing securities that would boost its debt to more than 50% of the prior year’s GDP. If passed, the new Constitution would go into effect in 2012.

On January 1, 2011, Act CLXXXV of 2010 on Media Services and Mass Media and Act CIV of 2010 of Freedom of the Press and the Fundamental Rules on Media Content (collectively, the “Media Laws”) went into effect. The Media Laws established the Media Council, which is comprised of members elected by the Parliament by a two-thirds majority for a term of nine years. The Media Laws provide rules to ensure the members are independent, and the members are expected to have no ties, either formal or informal, with any political party or with the Government. The Media Laws cover a variety of media content ranging from traditional print and radio to television and internet newspapers. Under the Media Laws, information presented in media must be balanced, media is prohibited from defaming or inciting hatred or social exclusion against any community, and the Media Council may impose fines for violating “public interest, public morals or order.” Additionally, the Media Laws establish legal protection for journalistic sources; they define rules for the protection of the professional conduct of journalists against undue interference from media owners or advertisers and create immunity for journalists committing minor offences, if unavoidable, in the course of their investigations for the benefit of the public.

According to successful negotiation between the European Commission and the Government, an amendment to the Media Laws was submitted to the Parliament to ensure that they comply with the relevant EU directive and to adopt the negotiated refinements. The amendment clarifies, among other things, the use of the term of “offenses to minority or majority groups”, modifies the scope of the Media Laws in connection with non-Hungarian media content providers, abolishes the prior registration requirement of on-demand audiovisual services and abolishes the requirement of “providing balanced information” in the case of on-demand audiovisual services. On March 7, 2011, the Parliament passed the amendment.

POLITICAL SYSTEM

The Republic held Parliamentary elections in April 2010. Nominees of the following parties gained mandates: the Hungarian Socialist Party (“HSP”), the electoral partnership comprised of Fidesz-Hungarian Civic Union (“Fidesz”) and the Christian Democrats People’s Party (“CDPP”), Jobbik—Movement for a Better Hungary (“Jobbik”) and LMP—Politics Can Be Different (“LMP”). Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees. The following table sets forth the Composition of the Parliament as of March 17, 2011:

		Share of
	Number of	Seats
	Seats	(%)

Jobbik	46	11.95
LMP	15	3.9
Fidesz(1)	225	58.44
HSP	58	15.06
CDPP	37	9.61
Independent Representatives	4	1.04

Total	385	100.00

Source: Parliament of Hungary

Note:

(1)	Mr. Sándor Arnóth has lost his mandate due to death on March 16, 2011.

On January 1, 2011, Hungary took over the Presidency of the Council of the European Union for the first half of 2011.

RECENT ECONOMIC PERFORMANCE

The following table shows the sector composition of GDP in each of the periods indicated:

	December 31,
	2006	2007	2008	2009	2010
	(percentage of contribution)

Agriculture, forestry and fishing	3.5	3.4	3.6	2.8	2.9
Mining and quarrying, manufacturing and electricity	22.0	21.6	21.3	21.2	22.5
Of which:
Manufacturing	19.7	19.0	18.5	18.1	19.4
Construction	4.1	3.9	3.8	3.7	3.3
Services, total	57.0	56.7	56.7	57.0	55.5
Of which:
Trade, repair, hotels and restaurants	10.8	11.3	11.5	11.2	10.9
Transport, storage and communication	6.6	7.0	6.6	6.7	6.4
Financial intermediation and real estate activities	19.7	19.2	19.5	19.9	19.6
Public administration, education, health and social services	16.0	15.2	15.2	15.3	14.6
Other community, social and personal service activities	3.8	4.0	3.8	3.9	4.0
Taxes less subsidies on products	13.5	14.4	14.7	15.3	15.7

GDP, total	100.0	100.0	100.0	100.0	100.0

Source: CSO

The following table indicates the gross production indices by industry sector for the periods indicated:

	December 31,
	2006	2007	2008	2009	2010
	(volume indices, the volume of
	the previous year = 100)

Agriculture, forestry and fishing	93.4	78.3	154.5	84.8	84.6
Mining and quarrying, manufacturing and electricity	106.1	106.0	99.9	86.9	108.9
Of which:
Manufacturing	106.9	106.9	99.4	85.7	110.6
Construction	100.7	93.4	89.8	93.7	91.7
Services, total	103.9	100.2	99.2	95.7	100.1
Of which:
Trade, repair, hotels and restaurants	108.2	104.6	97.8	89.2	99.0
Transport, storage and communication	105.8	105.5	96.3	94.6	102.7
Financial intermediation and real estate activities	104.5	98.6	101.7	97.8	100.1
Public administration, education, health and social services	100.3	96.2	99.6	97.6	99.0
Other community, social and personal service activities	101.7	103.3	94.7	98.5	102.5
Taxes less subsidies on products	—	—	—	—	—
GDP, total	103.6	100.8	100.8	93.3	101.2

Source: CSO

Note:

(1)	Data unadjusted for calendar day effect.

In 2010, GDP increased by 1.2%, compared to a decrease of 6.7% in 2009. Value added by the agricultural industry fell further as a result of bad weather conditions, with the sector contracting by 15.4%. As external demand strengthened significantly, value added by the industry sector (i.e., manufacturing, mining and quarrying, and electricity) increased by 8.9%. The low base also contributed to the relatively high growth rate. Construction contracted by 8.3% as many public infrastructure projects have ended and home construction continued to struggle due to continuing tightened credit constraints. The value added by the service sector increased slightly by 0.1%. The unemployment rate and consumer sentiment did not further deteriorate significantly and, as a result, domestic demand stabilized.

Domestic use diminished slightly by 1.1% in 2010. Consumption decreased by 2.0%. Gross fixed capital formation contracted by 5.6%, stabilizing as a result of some improvement in investor sentiment. Gross capital formation increased by 2.1% due to a positive change in inventories. Net exports turned the contraction of domestic use into a growth of total GDP. Exports grew by 14.1% partly as a result of the improving state of the economy in Western Europe, and partly as a result of the low base. The dynamics of imports lagged behind that of exports due to weak investment sentiment and stagnating consumption, as import demand from investment and consumption still faltered. A 12.0% growth in imports was mainly the result of the increasing import content of exports.

In 2010, the year-on-year change in December and the yearly average change in the CPI were 4.7% and 4.9%, respectively, compared to 5.6% and 4.2%, respectively, in 2009. In 2010, the year-on-year change in December and the yearly average change in the PPI were 8.1% and 4.5%, respectively, compared to 1.3% and 4.9%, respectively, in 2009.

The yearly average 12-month inflation rate for 2010 was 4.9%. In the latest Quarterly Report on inflation, published on December 1, 2010 (the “Latest Inflation Report”), the NBH estimated that the average annual inflation for 2011 and 2012 would be 4.0% and 3.3%, respectively, which is higher than the 3% long-term inflation target rate. The inflation rate increased to 4.7% in December 2010, mainly as a result of increasing energy and food prices. In February 2011, the inflation rate decreased to 4.1%.

The following table sets forth the average inflation rate for the periods indicated:

12-Month Inflation Rate—Consumer Price Index
(percent)

2007 Q1	8.6
Q2	8.6
Q3	7.7
Q4	7.1
2008Q1	6.9
Q2	6.8
Q3	6.3
Q4	4.3
2009 Q1	3.0
Q2	3.6
Q3	5.0
Q4	5.2
2010 Q1	6.0
Q2	5.3
Q3	3.8

Source: NBH

The following table sets forth the inflation projection of the NBH as presented in the Latest Inflation Report. The baseline is considered the most likely projection. There is a 30, 60 and 90 percent probability, respectively, that inflation will not exceed the upper 30, 60 and 90, respectively, inflation rate. Similarly, there is a 30, 60 and 90 percent probability, respectively, that inflation will not be lower than the lower 30, 60 and 90, respectively, inflation rate.

	Lower 90	Lower 60	Lower 30	Baseline	Upper 30	Upper 60	Upper 90
	percent

2010 Q4	4.1	4.3	4.4	4.5	4.6	4.7	4.9
2011 Q1	3.6	4.0	4.3	4.6	4.7	5.0	5.5
2011 Q2	2.5	3.2	3.6	4.0	4.3	4.8	5.5
2011 Q3	1.8	2.9	3.4	3.9	4.4	5.0	6.0
2011 Q4	1.1	2.4	3.1	3.8	4.4	5.1	6.4
2012 Q1	0.0	1.5	2.4	3.1	3.8	4.7	6.2
2012 Q2	(0.1)	1.5	2.5	3.3	4.1	5.1	6.7
2012 Q3	(0.4)	1.5	2.4	3.4	4.3	5.3	7.2
2012 Q4	(0.5)	1.5	2.5	3.5	4.5	5.6	7.6

Source: NBH

As of February 28, 2011, the NBH base interest rate was 6.0% and the real interest rate, calculated according to CPI data for February 2011, was 1.8%.

In 2010, the nominal net wage index and real wage index were 6.9% and 1.9%, respectively, compared to 1.8% and -2.3%, respectively, in 2009. The increase in net real wages in 2010 was mainly a result of a lower tax burden.

In 2010, the unemployment rate reached 11.2% (compared to 10.0% in 2009), primarily as a result of lay-offs, especially in the private sector.

As of December 31, 2010, Hungary’s international net gold reserves were €104.3 million (compared to €75.9 million as of December 31, 2009) and foreign exchange reserves were €33,570.2 million (compared to €30,600.5 million as of December 31, 2009). As of February 28, 2011, Hungary’s international net gold reserves were €101.0 million and foreign exchange reserves were €33,715.5 million.

POPULATION

Currently, the population of Hungary is approximately 10.0 million. Approximately 68% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 92.3% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

The following table sets forth certain information with respect to the population growth rate in the Republic for the periods indicated:

The Population of Hungary

	As of January 1,
	2007	2008	2009	2010	2011*

Population (in thousand persons)	10,066	10,045	10,031	10,014	9,986
Increase (decrease) in population (%)	(0.1)	(0.2)	(0.1)	(0.2)	(0.3)

Source: CSO

*	Preliminary data.

BALANCE OF PAYMENTS AND FOREIGN TRADE

The following table sets out the balance of payments of Hungary for the periods indicated:

Elements of External Balance(1)

	Balance of			External
	Goods and	Income	Transfer	Financing
	Services	Balance	Balance	Capacity
		(% of GDP)

2006 Q1	(2.7)	(5.7)	0.7	(7.5)
Q2	(1.1)	(5.9)	(0.1)	(7.0)
Q3	(1.2)	(6.1)	0.6	(6.8)
Q4	(0.5)	(5.8)	0.4	(6.3)
2007 Q1	0.4	(7.3)	0.0	(6.4)
Q2	0.7	(7.5)	0.5	(6.4)
Q3	1.4	(6.9)	(0.1)	(5.4)
Q4	1.2	(7.0)	0.4	(5.8)
2008 Q1	1.0	(7.1)	(0.3)	(6.4)
Q2	0.5	(6.6)	0.0	(6.0)
Q3	0.1	(7.2)	0.0	(6.6)
Q4	0.3	(7.6)	2.0	(4.9)
2009 Q1	2.4	(5.6)	1.8	(2.5)
Q2	5.0	(5.7)	1.9	0.5
Q3	5.9	(5.3)	1.8	2.6
Q4	6.4	(6.8)	1.2	1.6
2010 Q1	7.3	(5.4)	2.3	3.5
Q2	7.1	(5.7)	2.2	3.1
Q3	7.2	(5.8)	2.1	3.1

Source: NBH

Note:

(1)	Seasonally adjusted data.

In the first quarter of 2010, the current account showed a surplus of EUR 566 million compared to a deficit of EUR 582 million in the first quarter of 2009. In the second quarter of 2010, the current account surplus amounted to EUR 584 million compared to the second quarter of 2009, in which the current account surplus amounted to EUR 161 million. In the third quarter of 2010, the current account surplus amounted to EUR 477 million compared to the third quarter of 2009, in which the current account surplus amounted to EUR 393 million.

The increase in external financing capacity in the first three quarters of 2010 is mainly the result of the growing surplus in the balance of goods and services.

The following table sets out the gross and net external debt to GDP ratio of Hungary for the periods indicated:

	Gross	Net
	External	External	General	Banking	Corporate
	Debt	Debt	Government	System	Sector
	(% of GDP)

2006 Q1	76.8	33.8	13.8	15.2	4.9
Q2	79.8	37.0	13.9	18.7	4.4
Q3	79.6	37.2	14.1	18.9	4.2
Q4	78.2	35.8	14.9	17.5	3.5
2007 Q1	79.1	37.1	15.9	18.1	3.1
Q2	82.6	40.4	16.2	19.5	4.7
Q3	85.4	43.3	17.0	20.5	5.8
Q4	87.6	44.2	17.2	20.5	6.6
2008 Q1	84.8	48.5	16.4	23.1	9.1
Q2	80.6	45.7	15.5	22.4	7.7
Q3	87.5	48.8	16.8	23.0	9.0
Q4	98.2	53.5	14.0	29.6	9.9
2009 Q1	119.1	61.2	15.2	34.5	11.5
Q2	106.8	54.9	16.7	27.3	11.0
Q3	108.4	54.2	16.8	26.8	10.6
Q4	108.2	53.6	15.3	26.9	11.4
2010 Q1	111.3	54.6	16.0	27.1	11.5
Q2	120.3	58.0	16.0	29.0	12.9
Q3	112.8	55.0	16.5	26.6	11.9

Note:

(1)	Seasonally adjusted data.

Source: NBH

The following tables set forth Hungary’s trade in goods by territory for the periods indicated:

Exports

					Countries
	European				Joining the
	Union	Non-EU			EU after	Asian	American
	Countries	Countries	Total	EU-15	2004	Countries	Countries
	(EUR millions)

2009	46,652 (1)	12,487	59,139	34,982	11,670 (1)	3,272	1,799
2010	55,226 (1)	16,182	71,408	40,814	14,411 (1)	4,625	2,150

Note:

Source: CSO

(1)	Including Bulgaria and Romania.

	Food,		Fuels,		Machinery and
	Beverages,	Crude	Electric	Manufactu	Transport
	Tobacco	Materials	Energy	Red Goods	Equipment	Total
	(EUR millions)

2009	4,271	1,301	1,523	16,314	35,729	59,139
2010	4,925	1,722	2,109	19,632	43,020	71,408

Source: CSO

Imports

	European				Countries
	Union	Non-EU			Joining the	Asian	American
	Countries	Countries	Total	EU-15	EU after 2004	Countries	Countries
	(EUR millions)

2009	38,089 (1)	17,313	55,401	29,617	8,471	9,846	1,530
2010	44,710 (1)	21,173	65,883	34,583	10,127	12,126	1,640

Source: CSO

Note

(1) Including Bulgaria and Romania

	Food,		Fuels,		Machinery and
	Beverages,	Crude	Electric	Manufactured	Transport
	Tobacco	Materials	Energy	Goods	Equipment	Total
	(EUR millions)

2009	3,046	897	6,055	17,893	27,510	55,401
2010	3,258	1,403	7,315	20,952	32,955	65,883

Source: CSO

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 77.3% of Hungary’s exports and 67.9% of imports in 2010.

MONETARY SYSTEM

On February 21, 2011, the Parliament approved the amendment to Act LVIII of 2001 on the National Bank of Hungary, which modified the appointment procedure of the members of the Monetary Council (other than the Governor and the Deputy Governors of the NBH, who are members of the Council by virtue of their position). According to the amendment, the four Monetary Council members may be nominated by the Committee on the Economy and Information Technology (a Parliamentary committee) and elected by members of Parliament. The criteria for the appointment of Monetary Council members and the rules guaranteeing their independence with regards to tenure of office, grounds for dismissal and conflicts of interest remain unchanged. The amendment entered into force on February 25, 2011.

As of January 31, 2011, M1, which consists of currency in circulation outside monetary financial institutions plus overnight deposits, was HUF 6,427 billion (compared to HUF 5,852 billion as of January 31, 2010); deposits with agreed maturity of up to two years were HUF 7,655 billion (compared to HUF 8,176 billion as of January 31, 2010); M2, which consists of M1 plus deposits with fixed terms of up to two years, was HUF 14,082 billion (compared to HUF 14,028 billion as of January 31, 2011); repos, money market funds and debt securities with maturities up to two years were HUF 2,150 billion (compared to HUF 1,726 billion as of January 31, 2010) and M3, which consists of M2 plus repos, money market funds and debt securities with maturities of up to two years, was HUF 16,232 billion (compared to HUF 15,754 billion as of January 31, 2010).

On March 1, 2011, the mandates of four members of the Monetary Council expired. As a result, the number of Monetary Council members dropped from seven to three. On March 7, 2011, the Parliament appointed two new members to the Monetary Council. Mr. Ferenc Gerhardt and Ms. Andrea Bártfai-Mager assumed their positions on March 21, 2011, at which time the number of Monetary Council members increased to five.

On March 21 the Parliament appointed two new members to the Monetary Council. Dr. János Bèla Cinkotai assumed his position on March 22, 2011 and Dr. György Kocziszky will assume his position on April 5, 2011, at which time the number of Monetary Council members will increase to seven.

In the first two months of 2011 the forint strengthened, partly as a result of favorable global investor sentiment and the anticipated positive effect of the expected introduction of fiscal austerity measures. As of February 28, 2011, the HUF/EUR exchange rate was HUF 272.34/EUR, and the HUF/USD exchange rate was HUF 197.05/USD. As of March 23, 2011 the HUF/EUR exchange rate was HUF 269.66/EUR, and the HUF/USD exchange rate was HUF 190.06/USD.

FINANCIAL SYSTEM

Pursuant to Act CXII of 1996 on Credit Institutions and Financial Enterprises, in effect since January 1, 1997 (as amended from time to time), only credit institutions, which comprises banks, specialized credit institutions and co-operative credit institutions, are entitled to collect deposits from the public, provide money transmission services and make loans. Total assets of credit institutions amounted to HUF 28,157.3 billion as of December 31, 2010. Cooperative credit institutions may only provide limited types of financial services, primarily taking deposits and making small loans. As of December 31, 2010, Hungarian co-operative institutions held aggregate total assets of HUF 1,733.6 billion.

As of January 31, 2011, the year-over-year change in domestic credit, credits to enterprises, credits to households and broad money (M3) was 0.5%, -3.6%, 5.0% and 3.0%, respectively, compared to -10.0%, -10.1%, -5.6% and 0.9%, respectively, as of December 31, 2009.

The following table sets forth the amount and growth rate of customers deposits for the periods indicated:

	Stock of Customer Deposits	Annual Growth Rate
	(HUF billions)	(The same period of
		the previous year = 100)

Jan. 2009	11,572	108.0
Feb. 2009	11,608	104.8
Mar. 2009	11,682	104.4
Apr. 2009	12,217	108.2
May 2009	12,390	110.4
June 2009	12,645	113.5
Jul. 2009	12,697	107.6
Aug. 2009	12,735	111.9
Sept. 2009	12,759	110.7
Oct. 2009	12,719	112.9
Nov. 2009	12,529	110.1
Dec. 2009	12,663	108.3
Jan. 2010	12,686	109.6
Feb 2010	12,654	109.0
Mar. 2010	12,522	107.2
Apr. 2010	12,530	102.6
May 2010	12,476	100.7
June 2010	12,503	98.9
Jul. 2010	12,470	98.2
Aug. 2010	12,567	98.7
Sept. 2010	12,561	98.4
Oct. 2010	12,562	98.8
Nov. 2010	12,612	100.7
Dec. 2010	12,593	99.4

Source: NBH

The following table sets forth the capital adequacy ratios and the tier 1 capital adequacy ratios of the Hungarian banking sector for the end of the periods indicated:

	2008 Q4	2009 Q1	2009 Q2	2009 Q3	2009 Q4	2010 Q1	2010 Q2	2010 Q3	2010 Q4
	(percent)

Capital adequacy ratio	11.2	10.3	12.3	13.1	13.1	13.0	12.6	13.2	13.3
Tier 1 capital adequacy ratio	9.3	8.1	10.3	10.9	11.0	10.9	10.6	11.1	11.3

Source: NBH

The following table sets forth the ratio of liquid assets compared to the total assets of the Hungarian banking sector as at the end of the periods indicated:

Liquid Assets to
Total Assets
(percent)

2006 Q1.	22.5
Q2	20.8
Q3	20.4
Q4	20.9
2007 Q1	21.2
Q2	19.5
Q3	18.2
Q4	17.7
2008 Q1	17.2
Q2	18.1
Q3	18.1
Q4	18.4
2009 Q1	18.1
Q2	22.1
Q3	22.6
Q4	22.6
2010 Q1	23.4
Q2	22.9
Q3	23.6
Q4	21.6
Jan. 2011	23.4

Source: NBH

The following table sets forth the credit flow to households during the periods indicated:

			Loans from
	Bank	Bank	Non-Bank
	Loans	Loans	Financial
	HUF	FX	Intermediaries	Total
	(HUF billions)

2006 Q1	(15.6)	176.2	20.2	180.7
2006 Q2	3.8	273.3	43.3	320.3
2006 Q3	24.9	268.6	48.2	341.6
2006 Q4	10.7	299.8	3.1	313.6
2007 Q1	(7.2)	225.0	51.6	269.5
2007 Q2	(7.8)	320.0	51.4	363.5
2007 Q3	(6.7)	349.5	73.0	415.9
2007 Q4	(38.1)	369.5	28.8	360.2
2008 Q1	(31.0)	293.1	65.0	327.1
2008 Q2	(13.6)	331.1	43.4	360.9
2008 Q3	(5.5)	336.2	52.7	383.4
2008 Q4	(27.6)	206.9	25.2	204.5
2009 Q1	5.9	19.2	(37.8)	(12.6)
2009 Q2	38.3	(29.3)	(25.7)	(16.8)
2009 Q3	49.0	(29.5)	(43.1)	(23.5)
2009 Q4	(10.2)	(32.3)	(17.7)	(60.2)
2010 Q1	22.6	(67.6)	1.9	(43.1)
2010 Q2	45.3	(95.4)	(40.1)	(90.2)
2010 Q3	76.4	(131.4)	(20.9)	(76.0)
2010 Q4	46.4	(131.7)	(48.3)	(133.6)

Source: NBH

The following table sets forth the total household loans in local currency (HUF) and foreign currency (FX) as at the end of the periods indicated:

	HUF	FX
	(HUF billions)

2006 Q1	2,257	1,318
2006 Q2	2,261	1,696
2006 Q3	2,285	1,891
2006 Q4	2,296	2,016
2007 Q1	2,289	2,177
2007 Q2	2,281	2,437
2007 Q3	2,274	2,826
2007 Q4	2,236	3,221
2008 Q1	2,205	3,778
2008 Q2	2,192	3,698
2008 Q3	2,186	4,216
2008 Q4	2,169	5,094
2009 Q1	2,175	5,867
2009 Q2	2,213	5,111
2009 Q3	2,262	5,094
2009 Q4	2,252	5,140
2010 Q1	2,275	5,167
2010 Q2	2,320	5,873
2010 Q3	2,388	5,521
2010 Q4	2,438	5,689

Source: NBH

The following table sets forth the share of foreign exchange denominated household loans as a percent total outstanding amount as at the end of the periods indicated:

Share of FX Loan
(percent)

2006Q1.	38.6
Q2	43.1
Q3	46.5
Q4	50.3
2007Q1	53.1
Q2	56.6
Q3	59.9
Q4	63.2
2008Q1	65.4
Q2	67.6
Q3	69.6
Q4	70.6
2009Q1	70.7
Q2	70.2
Q3	69.6
Q4	69.5
2010Q1	69.4
Q2	71.7
Q3	69.7
Q4	70.0

Source: NBH

Although not a guaranty of future liquidity support, particularly by banks that have their own capital shortfalls, foreign banks have provided significant funding to their Hungarian operations. The following table sets forth the growth of foreign funding of the banking sector and the share of parent bank funding within the total foreign funding.

	2008 Q2	2008 Q3	2008 Q4	2009 Q1	2009 Q2	2009 Q3	2009 Q4	2010 Q1	2010 Q2
	(percent)

Foreign funding of the banking sector (End of 2008 Q2 = 100)	100.0	106.4	114.9	116.0	108.9	103.6	104.2	104.3	103.3
Ratio of parent bank funding within total foreign funding	51.1	51.1	55.5	59.3	59.5	58.8	58.2	61.1	63.6

Source: NBH

PUBLIC FINANCE

According to data available in March 2011, the general government deficit (including local governments) amounted to HUF 1,014.3 billion (3.9% of GDP) for the year 2009, according to the methodology of the IMF, according to the Manual of Governance Finance statistics, IMF 1986 (“GFS”). The general government deficit for the year 2009, according to the European

System of Accounts 95 methodology (local governments included), reached HUF 1,156.3 billion, equaling 4.4% of the GDP for the year 2009. The Government projects that the budget deficit will reduce to 2.9%, 2.5%, 2.2% and 1.9% of GDP, respectively, in 2011, 2012, 2013 and 2014, respectively. Due to one-off revenues, the budget surplus to GDP ratio may reach 4% in 2011. As a result the public debt to GDP ratio may fall to 80% in 2011, 72% in 2012, 68% in 2013 and 66% in 2014. As a result, the current ongoing Excessive Deficit Procedure against the Republic of Hungary may be abolished. The Government intends to reduce income centralization to GDP ratio to 42% in 2012, 40% in 2013 and 39% in 2014, and to reduce redistribution to GDP ratio to 44% in 2012, 42% in 2013 and 41% in 2014.

On February 11, 2011 the Government announced the establishment of a stability reserve fund in the amount of HUF 250 billion. The measure includes the freezing of the funds allocated in the budget to certain ministries in the aggregate amount of HUF 187 billion collectively.

On March 1, 2011, the Government announced a structural reform package for the years 2011-2014, called the “Széll Kálmán Plan” (the “Structural Reform Plan”). The primary objective of the Structural Reform Plan is to reduce Hungary’s public debt, mostly via permanent cuts on the expenditure side. The contemplated measures are expected to ease the Government’s financing needs, strengthen potential growth and stimulate employment, with an anticipated budgetary savings of HUF 550 billion in 2012 and HUF 902 billion annually from 2013. The Structural Reform Plan is anticipated to reduce the Republic’s public debt to 65-70% of GDP by the end of 2014. The most affected areas are the following:

•	Labor market: The Government proposes to encourage inactive groups to re-enter the labor market by redesigning the unemployment benefit system by shortening the covered period and defining the maximum level of benefits, implementing active labor market policies financed by EU funds, introducing a maximum allowance of social transfers that will cover each type of support, maintaining family allowances at the present nominal level and implementing vocational training changes to address market needs. The Government expects that in 2012, 2013 and 2014, respectively, approximately one hundred-thousand out of the 2.5 million currently inactive people each year may re-enter the labor market and may become employed as a result of the measures implemented. Therefore, the number of employed people may exceed the current number by approximately three hundred-thousand by the year 2014.

•	Pension system: The Government proposes to improve the pension system’s sustainability in a way that contributes to increasing the activity rate by radically tightening the early retirement schemes and revising disability pension expenditures.

•	Public transport: The Government proposes to abolish parallel services between public transport companies by establishing a holding company, the National Transport Company. At the same time, the Government intends to cut back the widespread price-subsidy system by abolishing free transportation benefits for family members of transport employees other than free transportation for individuals over age 65.

•	Higher education: The Government proposes to attune vocational training and higher education to the needs and expectations of the economy and the labor market. To this end, the Government aims to raise the proportion of scientific and technological degrees and modernize the tuition and institutional system by adjusting the number of state-sponsored students.

•	Prescription drug subsidy system: The Government intends to save HUF 120 billion within three years’ time by transforming the medicine subsidy system.

•	State and local government finance: The Government proposes to increase the efficiency of local governments by reducing fragmentation by making credit for local governments conditional on governmental authorization. In terms of state level administration, the Government proposes to modify the public procurement law, in parallel with the abolition of the practice of subcontracting certain tasks that can be carried out via government or central administrative staff. The Government also aims to improve the efficiency of tax collection.

•	Cuts in administrative costs: The Government’s “First Strike Measures” aim to reduce the administrative burdens of enterprises by 25% in nine prioritized areas devised in cooperation with a wide range of entrepreneurs. The target is to achieve a non-budgetary effect of HUF 100 billion.

The following table sets forth the Ministry for National Economy’s estimates of the planned budgetary effect of the measures referenced above.

	2011	2012	2013	2014
	EUR millions

Employment and labor market	0	720	780	780
Pension system reform	44	340	470	470
Public transport	0	170	220	220
Higher education	0	44	140	140
Prescription drug subsidy system	0	300	440	440
State and municipal funding	0	120	450	450
Contributions from revenue measures	0	330	810	810
Total	44	2,024	3,310	3,310

Source: MNE

The following table sets forth the legislative measures planned in order to implement the Structural Reform Plan:

Date	Action

From 1 April 2011	The Ministry of National Resources and the Ministry for National Economy will conduct consultations with the relevant parties about a new, more efficient funding system for prescription drugs.
By 1 July 2011	The Ministry of National Development and the Ministry of Interior will work out the details of regulations facilitating the freezing of utility costs.
By 1 July 2011	The Parliament will vote on the new public procurement law.
By 1 July 2011	National Employment Program.
By 1 July 2011	The Republic will have completed the new roadmap regarding public employment and the new legislation that will serve as the framework for the public employment system, which will be jointly worked out by the Ministry of the Interior, the Ministry for National Economy and the Ministry of Rural Development.
By 1 July 2011	By July 2011 new legislation and institutions constituting the base of the new certification and registry system for disabled persons will be established by the coordination of the Ministry of National Resources.

Date	Action

By 1 July 2011	Together with relevant departments, the Ministry of National Resources will revise the system of early retirement schemes and they will propose amendments in this regard.
By 1 July 2011	The Ministry of Justice and Public Administration, together with the Ministry of the Interior, the Ministry of Defense and the Ministry of National Resources, will work out the new career models for public sector employees.
By 1 July 2011	The Ministry of National Resources and the Ministry for National Economy will revise the regulations on sick pay transfer payments and will make proposals for amendments.
By 1 July 2011	The Ministry of National Resources and the Ministry for National Economy will work out the legislation necessary for the operation of the new prescription drug subsidy system.
By 1 July 2011	The Ministry of Justice and Public Administration will examine whether the current criminal justice regulations are sufficient for the prevention of sick pay fraud.
By September 2011	New legislation to be voted on that regulates public and higher education.
By September 2011	New Labor Code.
By 31 December 2011	The Republic will have developed proposed legislation for the operation of the new pension system.
By 31 December 2011	The Ministry for National Economy will implement measures that will further reduce the tax liabilities of enterprises.
By 31 December 2011	The Ministry of National Development will complete the plan aimed at the debt restructuring and reorganization of the MÁV, Hungary’s national railway company.
By 31 December 2011	The Ministry of Justice and Public Administration will draft legislation to reduce the burdens of enterprises by making foreclosure and liquidation procedures faster and more transparent.
By 1 January 2012	The Republic will revise the former classifications in the framework of the new, transparent system for the certification and registry of disabled persons in a fair and systematic way.
By 1 January 2012	The National Transport Holding Company will be established and the structural consolidation of public transport will begin.
By 1 January 2012	The Republic will launch the new system of public employment.
By 1 January 2012	The new, sustainable pension system will be launched.
The amount of political parties’ nominal funding will be frozen at the level of 2011.
As soon as the new Constitution enters into force, a system aimed at tax reduction will be implemented.
On 1 September 2012	The new legislation on public education will enter into effect.
From 1 September 2012	The new system of higher education will be launched.
On 1 January 2013	New electronic toll system will be launched based on road utilization.
From 2014	Elections for a 200-member National Assembly.

Source: MNE

On March 7, 2011, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the first two months of 2011, in accordance with GFS methodology. The deficit reached HUF 559.7 billion, equaling 81.4% of the targeted deficit for the year 2011, calculated on a pro rata basis for the period.

On March 24, 2011, the state secretary at the Prime Minister’s Office announced that the Republic’s 2010 general government deficit (local governments included) amounted to approximately 4.1%-4.2% of GDP according to the ESA methodology, exceeding the 3.8% target. According to the state secretary, the gap was mainly caused by overspending by local governments. The Government expected the deficit of local governments to be around 0.3-0.5% of GDP last year, but the deficit reached approximately 0.9%.

Pursuant to legislation enacted by Parliament on November 16, 2010, from January 1, 2013, the corporate tax rate will be reduced to flat rate of 10%. As of January 1, 2011, the withholding tax liability of non-Hungarian tax resident entities was abolished. As a result, interest and royalties may be paid to such companies free from the 30% withholding tax. As of January 1, 2011, the previously existing tax on credit institutions has been reformed. The amount of the tax (payable by credit institutions) became deductible from the surtax imposed on financial institutions payable by the particular credit institutions, whilst the rate of the tax has been increased to 30% of the accounting profit (before deducting the surtax imposed on financial institutions) of the credit institution.

NATIONAL DEBT

The following table sets forth the ratio of general government debt to GDP as at the end of the periods indicated.

General Government Debt/GDP(1)

2006	65.7%
2007	66.1%
2008	72.3%
2009	78.4%
2010(2)	80.3%

Source: EUROSTAT and NBH

Note:
(1) Debt is according to ESA methodology and includes local governments

(2) Preliminary data

The ratio of the Republic’s total public debt according to ESA methodology to GDP at the end of 2010 was 80.3%. The Government projects that the ratio of the Republic’s total public debt to GDP will decrease to 80%, 72%, 68% and 66%, respectively, at the end of 2011, 2012, 2013 and 2014, respectively.

As of January 31, 2011, the internal public debt according to GFS methodology (debt denominated in local currency), the external debt (debt denominated in foreign currency) and other liabilities of the Republic totaled HUF 11,110.1 billion, HUF 8,672.8 billion and HUF 204.7 billion, respectively, compared to HUF 10,461.9 billion, HUF 8,890.2 billion and HUF 41.7 billion, respectively, as of January 31, 2010.

According to the Ministry for National Economy’s 2011 financing plan, the Republic’s net financing need is anticipated to decline to HUF 860 billion in 2011. Gross financing requirements are estimated at HUF 6625.2 billion. Scheduled gross redemptions are HUF 5765.2 billion in 2011. A part of the funds returned from the mandatory private pension funds will be used for debt reduction. In 2011, the Republic plans to issue €4 billion foreign currency bonds, matching the amount of foreign currency debt maturing in 2011.

The following table sets forth the amount of local currency denominated Hungarian government bond issues during the periods indicated:

	2008Q1	2008Q2	2008Q3	2008Q4	2009Q1	2009Q2	2009Q3	2009Q4	2010Q1	2010Q2	2010Q3	2010Q4
	(HUF billions)

Bond issuance	445.0	385.0	360.0	80.0	20.0	88.4	445.3	392.4	459.4	325.2	451.7	420.6

Source: GDMA Pte Ltd.

The following table sets forth the Republic’s total year to date international bond issuance as at the end of the periods indicated.

International Bond Issuance (Year to Date)
(EUR millions)

2003	2,000
2004	3,190
2005	3,987
2006	2,576
2007	1,155
2008	1,721
2009	1,000
2010	1,512
2011(1)	4,000

Source: GDMA Pte Ltd. and NBH

Note:
(1) Forecast based on the Budget

As a consequence of the global financial crisis beginning in 2007, the secondary market liquidity for the Republic’s bonds has fallen.

As of January 1, 2011 the number of primary dealers is fifteen, out of which four primary dealers, as new additions in 2010 and 2011, are non-resident banks.

The following table sets forth the share of the fixed-rate bonds with 3, 5, 10 and 15 year maturity and the floating rate bond with 5 year maturity in the total amount of Hungarian government bonds issued in 2010:

Share
(%)

3 years	45.5
5 years	30.8
5 years FRN	2.4
10 years	18.1
15 years	3.1

Source: GDMA Pte Ltd.

The following table sets forth the share of investor groups of the local currency denominated government debt as at the end of the periods indicated:

	Breakdown of the Investor Base of HUF Denominated Debt
	2005	2006	2007	2008	2009	2010Q3
	(percent)

NBH	1.7	1.5	1.4	3.6	3.1	2.7
Banks	21.1	23.1	25.6	31.7	33.5	33.2
Households	10.9	10.7	8.2	9.1	7.4	6.4
Non-residents	27.8	28.7	29.7	22.2	19.8	21.4
Pension & Insurance	27.2	27.5	26.2	24.2	28.4	28.4
Funds	7.8	5.5	6.2	4.9	5.1	5.4
Government	0.9	0.7	0.8	1.5	0.6	0.5
Other	2.6	2.3	2.0	2.9	2.1	2.1
Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: NBH

The following table sets forth the maturity profile of the general government debt as of the end of the year 2010:

	Maturity Profile of the Debt of the Central Government as of December 31, 2010
			Retail	HUF	IMF/EC/	FX	FX
	HUF Bonds	T-Bills	Securities(1)	Loans	IFI Loans	Loans	Bonds	Other(2)
				(HUF billions)

2011	972.9	1618.2	274.2	0.0	599.1	27.9	555.4	220.0
2012	956.6	0.0	26.4	0.0	946.5	0.0	373.1	0.0
2013	1627.4	0.0	0.0	0.0	1016.9	0.0	399.0	0.0
2014	832.5	0.0	0.0	78.5	806.5	0.0	766.0	0.0
2015	908.5	0.0	0.0	42.0	44.3	0.0	320.8	0.0
2016	792.4	0.0	0.0	24.0	606.1	0.0	516.1	0.0
2017	873.3	0.0	0.0	0.0	129.2	0.0	526.5	0.0
2018	0.0	0.0	0.0	0.0	86.6	0.0	418.1	0.0
2019	628.5	0.0	0.0	22.5	11.4	0.0	0.0	0.0
2020	508.8	0.0	0.0	46.5	18.3	0.0	675.0	0.0
2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.0	103.5	0.0	0.0	0.0	0.0
2023	282.7	0.0	0.0	36.4	0.0	0.0	0.0	0.0
2024	0.0	0.0	0.0	91.6	0.0	0.0	0.0	0.0
2025	0.0	0.0	0.0	55.6	0.0	0.0	0.0	0.0
2026	135.1	0.0	0.0	40.2	0.0	0.0	0.0	0.0

Source: GDMA Pte Ltd.

Note:

(1)	Treasury savings bills, interest bearing treasury bills, treasury savings bond and premium government bonds.

(2)	Mark-to-market deposits.

As of December 31, 2010, the Government’s long-term and short-term obligations to the NBH, including those due to net foreign currency losses, were HUF 0 and HUF 249.5 billion, respectively, compared to HUF 0 and HUF 279.0 billion as of December 31, 2009.